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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                -----------------

                           ESPERION THERAPEUTICS, INC.
                            (Name of Subject Company)

                           ESPERION THERAPEUTICS, INC.
                      (Name of Person(s) Filing Statement)
                                -----------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                -----------------

                                   29664R 10 6
                      (CUSIP Number of Class of Securities)
                                -----------------

                             ROGER S. NEWTON, PH.D.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ESPERION THERAPEUTICS, INC.
                             3621 SOUTH STATE STREET
                                  695 KMS PLACE
                               ANN ARBOR, MI 48108
                                 (734) 332-0506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                              LINDA L. GRIGGS, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                          1111 PENNSYLVANIA AVENUE, NW
                              WASHINGTON, DC 20004
                            TELEPHONE: (202) 739-5245
                            FACSIMILE: (202) 739-3001

       [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         Esperion Therapeutics, Inc. ("the Company") hereby amends and supplements its Solictation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 7, 2004.

         ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         On January 8, 2004, the Company issued a press release announcing that the Duras Life Sciences Master Fund agreed to pay the Company $32.2 million in settlement of a lawsuit filed by the Company. The press release is filed as Exhibit (a)(8) to this Amendment No. 1 to the Schedule 14D-9 and is incorporated herein by reference.

         ITEM 9. EXHIBITS.


   EXHIBIT
      NO.                        DESCRIPTION

    (a)(8) Press release, dated January 8, 2004, by Esperion Therapeutics, Inc., regarding the settlement with Durus Life Sciences Master Fund, Ltd.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                By:      /s/   Roger S. Newton, Ph.D.
                                   -----------------------------------------
                                   Name:  Roger S. Newton, Ph.D.
                                   Title:  President and Chief Executive Officer

Dated:  January 8, 2004





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                                  EXHIBIT INDEX


   EXHIBIT
      NO.                          DESCRIPTION

    (a)(8) Press release, dated January 8, 2004, by Esperion Therapeutics, Inc., regarding the settlement with Durus Life Sciences Master Fund, Ltd.












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